

40th EEI Financial Conference
November 6 – 9, 2005

Safe Harbor Statement

Some of the statements contained in this presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Safe Harbor Statement - Continued

A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by the Public Utility Holding Company Act and successor holding company regulation; legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Why Invest in PHI?

- **Stable, regulated and diversified delivery business**

- **Participation in projected PJM market recovery for competitive energy businesses**

- **Predictable utility free cash flow[1] with secure dividend**

- **Potential upside when rate caps roll off**

- **Improving credit profile**

(1) Free cash flow defined as net cash from operating activities net of asset disposition proceeds less capital expenditures and dividends.

PHI Overview



Pepco Holdings, Inc

$7.7B LTM Revenues
$14.2B Total Assets
$4.4B Market Cap
1.8 Million Electric Customers
118,000 Gas Customers

Regulated Electric & Gas Delivery Business







pepco — A PHI Company
delmarva power — A PHI Company
atlantic city electric — A PHI Company

72% of Operating Income



Competitive Energy /Other



conectiv energy
pepco Energy Services
Potomac Capital Investment

28% of Operating Income

Note: Financial data as of September 30, 2005. Operating Income percentages for the nine months ended September 2005. Operating income percentage calculations exclude $68.1 million of operating income associated with the sale of the Buzzard Point non-utility land. Customer data as of December 31, 2004.

PHI Consistent Strategy

Focus on Core Delivery Business

- Execute regulatory plan in line with removal of rate caps
- Maintain constructive regulatory relations
- Invest in transmission and reliability infrastructure
- Ensure high level of customer satisfaction

Manage Complementary Unregulated Businesses

- Leverage unique generation assets and expertise in PJM wholesale market
- Improve earnings predictability through conservative hedge practices and focused cost control
- Continue to grow the C&I retail business

Strengthen Credit Profile

- Continued progress on debt reduction
- Target equity ratio in the mid-40% area
- Maintain low risk business profile

Pepco Holdings, Inc

PHI Recent Achievements

Focus on Core Delivery Business

- Favorable Maryland, District of Columbia and Delaware regulatory settlements regarding SOS margin
- ACE base rate case in New Jersey settled; annual pre-tax earnings increase of approximately $20 million
- FERC formula rate case pending; interim rates in effect June 1, 2005
- DPL base rate case in Delaware pending; filed September 1, 2005

Manage Complementary Unregulated Businesses

- Conectiv Energy achieving high unit margins through use of operating and fuel flexibility
- Conectiv Energy benefiting from improved market fundamentals in PJM
- Pepco Energy Services improving due to growth in C&I market share

Strengthen Credit Profile

- Issued approximately $380 million of equity 2003-Sept. 2005
- Paid down approximately $975 million of debt 2003-Sept. 2005
- Refinanced approximately $1.1 billion of higher cost securities 2003-Sept. 2005
- Improved the common equity ratio[1] from 34.6% at the end of 2003 to 42.0% at the end of Sept. 2005

(1) Exclusive of transition bonds issued by ACE Funding, Pepco Energy Services' project debt and capital leases.

Pepco Holdings, Inc

Power Delivery - Business Overview

Combined Service Territory


Philadelphia
New Jersey
Wilmington
atlantic city electric
Maryland
Baltimore
Atlantic City
Dover
pepco
Delaware
Washington
Annapolis
delmarva power
Virginia
Salisbury
Virginia

- Robust Service Territory Economy
  - Sales growth of approximately 2%
  - Employment growth exceeds national average
  - Diverse government and private sectors
  - Per capita income above national average
- Capital Expenditures of approximately $450 million expected in 2005

Diversified Customer Mix (1)


Residential
35%
Commercial
46%
Government
10%
Industrial
9%

(1) 2004 MWh Sales.

PHI Regulatory Highlights

- New Jersey rate case settled; annual pre-tax earnings increase of approximately $20 million

- Delaware base rate case pending; filed for $5.1 million annual increase in electric rates
  - $1.6 million in distribution rates and $3.5 million in supply rates

- Gearing up for post rate cap filings in Maryland and the District of Columbia

- FERC formula rate application filed for annual transmission rate update; rates in effect June 1, 2005 subject to refund

- SOS Margins
  - District of Columbia (Pepco) and Maryland (Pepco/DPL) – approximately 0.2 cents per kilowatt hour, on average
  - Delaware (DPL) – Key component of margin is a fixed annual amount of $2.75 million

- Decision pending on appeal of 2003 New Jersey $45 million deferral disallowance decision

PHI Regulatory Summary

	Maryland	District of Columbia	Delaware	New Jersey	Virginia
2004 MWh Sales[1]	39%	23%	18%	19%	1%
Retail Delivery Rate Cap	Through December 2006 (Unless FERC Transmission rates increase more than 10%)	Through August 2007 (Unless FERC Transmission rates increase more than 10%)	Through April 2006 (with a one-time exception for FERC transmission rate changes)	No caps	Through December 2010 (with exceptions)
Default Service	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco / DPL	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco	Third party supplier through April 2006 (provided by Conectiv Energy); thereafter to be provided through a PSC approved bidding process; settlement provides for a fixed annual margin of $2.75MM	Provided through a BPU approved wholesale bidding process	Provided through DPL managed competitive bidding process
Recent Rate Case Outcomes	DPL – increased delivery rates by $1.1MM, effective 7/04 Pepco – current rates unchanged	Current rates unchanged	Gas base rate increase of $7.75MM effective 12/03; Ancillary service rate increase of $12.4MM effective 7/04; transmission service revenue filing pending ($6.2 MM);base rate case pending ($5.1MM)	Annual pre-tax earnings increase of approximately $20MM effective 6/05	None

(1)   As a percentage of total Power Delivery.

Note: See Appendix for further regulatory details.

Conectiv Energy – Business Overview





- Conectiv Energy is a wholesale generation Company that operates within a centrally dispatched power pool, PJM.

- Power plants are dispatched by PJM based on price, plant flexibility, and ability to support the transmission grid through various ancillary services.

- Conectiv Energy's plants are uniquely designed to provide highly flexible output and various ancillary services.

- PJM East supply and demand balance are the critical determinants of our run time and our margins.

Conectiv Energy - Business Overview



- Property, Plant & Equipment - 9/30/05 $ 1,309 million
- Average Net Cost of Installed Capacity $ 354/kW
- Number of Generating Units   52
- Number of Plant Sites   18
- Generating Capacity   3,698 MWs
- 2004 Earnings $ 54.9 million
- YTD Earnings - 9/30/05 $ 44.7 million
- 12 Month Earnings – 9/30/05 $ 50.2 million



Hay Road ~ 1,066 MWs



Bethlehem ~ 1,092 MWs

Conectiv Energy – Business Drivers



Focus Captures Value

- Advantageous PJM location
  - Flexible, multi-fuel capable plants
  - Favorable PJM East locations

- Competitive capacity within the mid-merit supply in PJM East
  - Significant ancillary service capabilities
  - Minimal capital expenditures needed

Hedge Positions Enhance Value

- Liquid PJM market provides hedging flexibility

- Generation output and natural gas requirements fully hedged in 2005 and 2006

- Hedge position provides near-term predictability and preserves long term upside potential

Improving Market Conditions Amplify Value

- Market conditions strengthening in PJM
  - Continued strong PJM load growth
  - Improving spark spreads

- Minimal new PJM capacity additions planned

- PJM considering new capacity pricing method that may provide higher and more stable prices for capacity

Conectiv Energy - Hedging Activities

- CE continues to have a conservative hedge strategy.

- CE uses a combination of standard market contracts, tolling agreements and standard offer service agreements.

- Currently, the portfolio is nearly 100% hedged for the remainder of 2005 and all of 2006.

- With improving market fundamentals, limited market liquidity, and the upcoming DE SOS auction, we will be assessing our options for capturing fair value and maintaining a predictable earnings stream.

Pepco Holdings, Inc

Pepco Energy Services - Business Overview



Commodity Business

- Electricity
- Natural Gas

Energy Services Business

- Energy Savings Performance Contracting
- Central Plants
- Construction and Other Services

C&I Customers

- **A profitable commodity and energy services business serving the C&I market**
- **One of the largest national retail energy providers**
  - **Ranked #6 in Feb 2005 KEMA[1] study**
  - **Retail electric sales of 10,031 Gwh YTD September 2005, an increase of 58% from the same period in 2004**
- **Develops and operates thermal and power generation plants and implements energy efficiency projects**

[1] KEMA is an independent research and consulting firm to the energy industry.

Pepco Energy Services - Gross Margins by Business Segment

YTD – September 2005

($ in millions)

	Gross Margin Dollars	Gross Margin Percentage (4)	Contribution to Total
Natural Gas (1)	$8.5	3%	9%
Electric (2)	$49.0	7%	51%
Energy Services (3)	$38.1	28%	40%
Pepco Energy Services, Inc.	$95.6	9%	100%

(1)   Natural Gas Gross Margin equals Natural Gas Operating Revenue of $306.0 million less Natural Gas Cost of Sales of $297.5 million.

(2)   Electric Gross Margin equals Electric Operating Revenue of $661.1 million less Electric Cost of Sales of $612.1 million and includes margin from generation.

(3)   Energy Services Gross Margin equals Energy Services Operating Revenue of $134.8 million less Energy Services Cost of Sales of $96.7 million.

(4)   Percentage = (Revenues - Cost of Sales)/Revenues



Mirant Status

- **Transition Power Agreements (TPAs)**

  - Amended in 2003 (no longer in dispute)
    - $105 million claim against Mirant bankruptcy estate

- **Power Purchase Agreements (PPAs)**

  - Mirant seeking to reject two power purchase agreements
    - 450 MW FirstEnergy contract through 2005
    - 230 MW Panda contract through 2021

  - U.S. District Court denied Mirant's motion to reject the PPAs – December 2004; Mirant's appeal of this Order is pending at the U.S. Court of Appeals for the Fifth Circuit. Briefing complete; oral argument has not yet been scheduled

  - Mirant filed to reject parts of the Asset Purchase and Sale Agreements (APSA) - January 2005
    - District Court agreed to have the matter removed from the Bankruptcy Court to the District Court for hearing – March 2005

  - U.S. District Court ordered Mirant to perform under the PPA's and to pay Pepco all past due obligations – March 2005; Mirant's appeal of this Order is pending at the U.S. Court of Appeals for the Fifth Circuit. Briefing complete; oral argument has not yet been scheduled
    - Mirant is continuing to perform under the PPAs, as ordered by the District Court

- **Mitigating factors in the event of an adverse outcome include:**
  - Claim against Mirant bankruptcy estates
  - Regulatory recovery

PHI Third Quarter 2005 Financial Performance

Dollars in Millions

	Actual Earnings			Earnings Excluding Special Items	
	Third Quarter			**Third Quarter**	
	2005	**2004**		**2005**	**2004**
Power Delivery	$139.8	$95.4		$107.4	$95.4
Conectiv Energy	$28.7	$19.8		$28.7	$27.5
Pepco Energy Services	$8.3	$1.4		$8.3	$1.4
Other Non-Regulated	$8.1	$9.5		$8.1	$9.5
Corporate & Other	($14.8)	($15.1)		($14.8)	($15.1)
Total PHI	**$170.1**	**$111.0**		**$137.7**	**$118.7**

Note: Management believes the special items are not representative of the Company's core business operations. See Appendix for details.

Pepco Holdings, Inc

PHI YTD September 2005 Financial Performance

Dollars in Millions

	Actual Earnings Year-to-Date September 2005	Actual Earnings Year-to-Date September 2004	Earnings Excluding Special Items Year-to-Date September 2005	Earnings Excluding Special Items Year-to-Date September 2004
Power Delivery	$240.2	$208.7	$202.7	$199.2
Conectiv Energy	$44.7	$49.4	$44.7	$50.5
Pepco Energy Services	$19.4	$8.2	$19.4	$6.7
Other Non-Regulated	$30.6	$36.5	$30.6	$35.0
Corporate & Other	($45.3)	($50.2)	($45.3)	($52.2)
Total PHI	$289.6	$252.6	$252.1	$239.2

Note: Management believes the special items are not representative of the Company's core business operations. See Appendix for details.

PHI YTD September 2005 Financial Highlights [1]

- **Execution of our stated strategy generating favorable financial results**
- **Power Delivery results driven by:**
  - **Higher sales due to warmer weather; T&D system performed well as it handled new record peaks for electric usage**
  - **Lower interest expense due to aggressive debt buydown and refinancing efforts**
  - **Lower standard offer service margins due to increased customer migration**
  - **Changes in estimated unbilled revenue**
- **Conectiv Energy results driven by:**
  - **Higher generation availability and output due to warmer weather and load growth resulted in strong merchant generation margins; output up 17% versus YTD September 2004**
  - **Captured increased opportunities to take advantage of unit operating flexibility**
  - **Lower Full Requirements Load Service margins due to higher energy prices**
  - **Effective hedging strategy and risk management capability provided stable results even with record high natural gas and oil prices**
- **Pepco Energy Services results driven by:**
  - **C&I load acquisition; effective marketing increased retail electricity sales by 58% versus YTD September 2004**
  - **Higher generation output due to warmer weather**
- **Common equity ratio improved from 34.6% in 2003 to 42.0% as of September 30, 2005 [2]**

(1) Year-to-date September 2005 compared to year-to-date September 2004; excluding special items.
(2) Exclusive of transition bonds issued by ACE Funding, Pepco Energy Services' project debt and capital leases.

Pepco Holdings, Inc

PHI - Strengthening the Balance Sheet

Total Debt and Preferred Stock
($ in millions)



	12/31/02 [1]	12/31/03 [2]	12/31/04 [3]	9/30/05 [4]
Total	$6,626	$6,376	$5,898	$5,652
Transition Bond Debt	$ 440	$ 577	$ 551	$ 532
Other Debt and Preferred	$6,186	$5,799	$5,347	$5,120

Transition Bond Debt ■ **Other Debt and Preferred**

| **Debt/Cap [5]** | **66.7%** | **65.2%** | **60.7%** | **58.0%** |

Notes:

1) Other debt includes capital lease obligations ($135.4MM), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds Parent Junior Subordinated Debentures ($290.0MM), Mandatorily Redeemable Serial Preferred Stock ($47.5MM), Serial Preferred Stock ($63.2MM), Short-term debt ($1,362.4MM) and Long-term debt ($4,287.5MM).

2) Other debt includes capital lease obligations ($131.2MM), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds solely Parent Junior Subordinated Debentures ($98.0MM), Mandatorily Redeemable Serial Preferred Stock ($45.0MM), Serial Preferred Stock ($63.2MM), Short-term debt ($872.4MM) and Long-term debt ($4,588.9MM).

3) Other debt includes capital lease obligations ($127.0MM), Serial Preferred Stock ($54.9MM), Short-term debt ($802.5MM) and Long-term debt ($4,362.1MM).

4) Other debt includes capital lease obligations ($124.3MM), Serial Preferred Stock ($54.9MM), Short-term debt ($617.7MM) and Long-term debt ($4,322.9MM).

5) Excluding Transition Bond Debt, Pepco Energy Services' project debt, Serial Preferred Stock and Redeemable Serial Preferred Stock.

Stable, Secure Dividend

- Indicated annual dividend of $1 per share

- Current dividend yield is 27% higher than the average dividend yield for companies in the S&P Electric Utilities

Attractive Dividend Yield

Note: Dividend yield = Annual dividend per share / common stock price per share
         Pricing data as of October 20, 2005
         Source for S&P Electric Utilities information is Thomson Financial

Why Invest in PHI?

- **Stable, regulated and diversified delivery business**

- **Participation in projected PJM market recovery for competitive energy businesses**

- **Predictable utility free cash flow[1] with secure dividend**

- **Potential upside when rate caps roll off**

- **Improving credit profile**

(1) Free cash flow defined as net cash from operating activities net of asset disposition proceeds less capital expenditures and dividends.

Pepco Holdings, Inc

APPENDIX

Regulatory

Summary of Regulated Assets

(Dollars in Millions)

Transmission Rate Base (Pepco, Delmarva Power & Atlantic City Electric at 12/31/04)	$ 790.4
Distribution Rate Bases (at 12/31/04 to 3/31/05)*	
Electric (Pepco, Delmarva Power & Atlantic City Electric)	3,084.7
Gas (Delmarva Power)	220.2
Total	$4,095.3

*Data are taken from the most recent reports filed with the Company's regulatory commissions between December 31, 2004 and March 31, 2005. Such reports are developed in accordance with commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.

Transmission Rate Base

(Dollars in Millions)

	12/31/04 Rate Base	2004 Wholesale Transmission Revenue	Annual Wholesale Transmission Revenue Based on Rates in Effect 6/1/05 through 5/31/06 (1) (4)
Pepco	$311.8	$102.7	$ 93.6 (2)
Delmarva Power	268.9	56.1	59.2 (3)
Atlantic City Electric	209.7	43.7	44.6
Total	$790.4	$202.5	$197.4

- No significant impact in 2006 due to corresponding changes in distribution rates in MD and DC.

- Beyond 2006, positive earnings impact realized as transmission rate base grows.

Notes: (1) Rates in effect from 6/1/2005 are subject to refund and reflect a requested 12.9% return on equity. Settlement discussions ongoing.

(2) The decrease in Pepco revenue is offset by a corresponding increase in distribution revenue through December 2006 in MD and August 2007 in DC.

(3) A portion of the Delmarva increase (the portion attributable to Maryland) is offset by a decrease in distribution rates through December 2006.

(4) Details of the formula rate filing are available at www.pjm.com/Services/Transmission Services/Formula Rates.

Distribution Results - Pepco

(Dollars in Millions)

	District of Columbia	Maryland
Date of Most Recent Report Data	12/31/04	3/31/05
Rate Base	$973.9	$770.2
Earned Return on Rate Base (as adjusted)	6.96%	6.93%
Regulatory Earned Return on Equity	7.47%	8.54%
Revenue Increase Necessary Based on Earned Returns Shown Above at:		
11.0% ROE	$27.9	$14.4
10.5% ROE	$23.9	$11.5
Anticipated Filing Date	November 2006	May 2006

Notes: (1) Data are taken from the most recent reports filed with the Company's regulatory commissions between December 31, 2004 and March 31, 2005. Such reports are developed in accordance with Commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.

(2) The Regulatory Earned Return on Equity is computed by deducting the composite embedded costs of debt and preferred stock from the Earned Return on Rate Base and dividing the remainder by the equity percentage in the capital structure.

Pepco Holdings, Inc

Distribution Results – Delmarva Power

(Dollars in Millions)

	Delaware – Electric	Maryland – Electric	Virginia – Electric	Delaware - Gas
Date of Most Recent Report Data	3/31/05	12/31/04	12/31/04	3/31/05
Rate Base	$418.9	$235.5	$31.3	$220.2
Earned Return on Rate Base (as adjusted)	7.47%	5.10%	5.75%	5.91%
Regulatory Earned Return on Equity	10.64%	4.76%	6.06%	7.21%
Revenue Increase Necessary Based on Earned Returns Shown Above at:				
11.0% ROE	$1.2	$12.2	$1.2	$6.7
10.5% ROE	$(0.5)	$11.2	$1.1	$5.8
Anticipated Filing Date	September 2005	May 2006	N/A	TBD

Notes: (1) Data are taken from the most recent reports filed with the Company's regulatory commissions between December 31, 2004 and March 31, 2005. Such reports are developed in accordance with Commission instructions, which are not necessarily the same as, and do not necessarily reflect, the Company's filing position in all respects.

(2) The Regulatory Earned Return on Equity is computed by deducting the composite embedded costs of debt and preferred stock from the Earned Return on Rate Base and dividing the remainder by the equity percentage in the capital structure.

Pepco Holdings, Inc

Distribution Results – Atlantic City Electric

(Dollars in Millions)

	New Jersey
Date of Most Recent Report Data	12/31/02
Rate Base	$654.9
Earned Return on Rate Base (as adjusted)	8.14%
Regulatory Earned Return on Equity	Not stipulated in settlement
Revenue Increase Necessary Based on Earned Returns Shown Above at:	
11.0% ROE	N/A
10.5% ROE	N/A
Anticipated Filing Date	N/A

Note: Data are taken from the Company's approved settlement agreement in the most recent rate case. The Company does not file a periodic report with the New Jersey Board of Public Utilities.

Conectiv Energy

CE's Generation Economics and Competitiveness

Geographic Location



Population > 20 mm

Population < 10 mm

Transmission constraints

Bethlehem

Hay Road

Power Plants are favorably located in PJM East

3,698 MWs of generation capacity

⭐ Conectiv Energy Power Plants

Positioning in PJM Supply Stack



$/MWh

Illustrative

Peaking
669 MW
18% fleet

Mid-Merit
2,689 MW
73% fleet

Base Load
340 MW
9% fleet

0   10   20   30   40   50   60   70

Base Load   **GW**   Mid-Merit   Peaking

- Conectiv Energy Plants are located near large Northeast load pockets where transmission import capability is limited, providing a competitive advantage.

- Conectiv Energy's plants are uniquely designed to provide highly flexible output and various ancillary services.

- Supply and demand are the critical determinants of run time and margins.

- As supply and demand comes back into balance, Conectiv Energy's fleet is positioned to capture higher run times and wider margins.

31

CE's Generation Economics and Competitiveness

Approximately 40% of CE profit comes from sources other than energy or capacity


West to East PJM Pricing
Power & Fuel Hedges
Ancillary Services & Hourly Flexibility Premium
Fuel Switching
PJM Capacity (ICAP)
Energy Spark Spreads
~40%
~60%
$46/MW YTD September 2005
Average Margin $/MWh
Locational value.
Power and fuel hedges provide predictability.
Unit flexibility to start quickly, run for short durations, dispatch as CT only, and provide local system support allows for additional margins.
Fuel switching generates arbitrage.
Realized spot energy margins from actual generation.

CE's Generation Economics and Competitiveness

Recent market trends indicate that excess generating capacity may clear sooner than previously expected.



- PJM's reserve margin has peaked and is expected to further decrease until major unit additions occur.

- PJM's previously projected 2005 "normalized" peak appears to have been under-estimated based on 2005 summer demand.

- Conectiv Energy estimates that historical peak growth has been 2.7%/year from 2000.

PJM Market

- Supply and demand fundamentals in PJM are the key to CE's profitability
- Demand in PJM has been growing at a healthy pace and is expected to continue
- The supply picture in PJM has changed significantly in the past few years
  - There are virtually no new plants on the drawing board.
  - The lead times are 2-3 years for gas plants and 4-6 years for coal plants.
  - PJM sees a need for new generation in the 2007-2008 time period.
  - PJM's reserve margin has peaked and is expected to continue decreasing in near term.
- In order to avoid future boom/bust cycles, PJM has filed a new Reliability Pricing Model (RPM) with FERC that will, if adopted, significantly raise capacity prices
  - Long term centralized auction to encourage future capacity additions
  - Provides locational based pricing that is advantageous to CE
  - Provides compensation for capacity even under excess supply conditions
- If RPM is not approved or the structure is significantly weakened:
  - Near term capacity prices will probably be too low and unpredictable to support new additions
  - As load growth continues, shortages for Mid Atlantic should appear causing volatile and high energy spikes and higher spot capacity prices

Pepco Holdings, Inc

PHI – Financial Performance Details

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2005 / 2004

	3rd Quarter					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2004 Net Income/(Loss) (GAAP) 1/	**$ 0.55**	**$ 0.11**	**$ 0.01**	**$ 0.05**	**$ (0.08)**	**$ 0.64**
2004 Special Items 2/						
• CBI Term Loan Buydown	-	0.04	-	-	-	0.04
2004 Net Income/(Loss), excluding Special Items	0.55	0.15	0.01	0.05	(0.08)	0.68
Change from 2004 Net Income/(Loss), excluding Special Items						
Regulated Operations						
• Revenue - Customer Mix, net	0.02	-	-	-	-	0.02
- Weather (estimate) 3/	0.10	-	-	-	-	0.10
- Standard Offer Service Margin	(0.04)	-	-	-	-	(0.04)
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Gain on sale of property in 2005	0.01	-	-	-	-	0.01
• Other, net	0.01	-	-	-	-	0.01
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	0.12	-	-	-	0.12
- Full Requirements Load Service	-	(0.09)	-	-	-	(0.09)
• Operating costs, net	-	(0.02)	-	-	-	(0.02)
Pepco Energy Services						
• Margins - primarily higher power plant output	-	-	0.03	-	-	0.03
Other Non-Regulated						
• 2004 gain on sale of aircraft leases	-	-	-	(0.01)	-	(0.01)
• Other, net - primarily 2004 financial investing activities	-	-	-	(0.01)	-	(0.01)
Corporate & Other	-	-	-	-	(0.02)	(0.02)
Capital Costs	-	-	-	0.01	0.03	0.04
Dilution	(0.06)	(0.01)	-	-	-	(0.07)
2005 Net Income/(Loss), excluding Special Items	0.57	0.15	0.04	0.04	(0.07)	0.73
2005 Special Items 2/						
• Gain on sale of Buzzard Point land	0.22	-	-	-	-	0.22
• IRS Revenue Ruling 2005-53 (Mixed Service Costs)	(0.05)	-	-	-	-	(0.05)
2005 Net Income/(Loss) (GAAP) 4/	**$ 0.74**	**$ 0.15**	**$ 0.04**	**$ 0.04**	**$ (0.07)**	**$ 0.90**

Notes:
1/ 2004 average shares outstanding for the 3rd quarter were 175,226,990.
2/ Management believes the special items are not representative of the company's core business operations.
3/ The effect of weather in 2005 compared with the 20 year average weather is estimated to have increased earnings by $.09 per share.
4/ 2005 average shares outstanding for the 3rd quarter were 189,216,577.

Pepco Holdings, Inc

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SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2005 / 2004

	Year-to-Date September					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2004 Net Income/(Loss) (GAAP) 1/	**$ 1.21**	**$ 0.28**	**$ 0.04**	**$ 0.21**	**$ (0.28)**	**$ 1.46**
2004 Special Items 2/						
• Local Tax Benefit	-	-	(0.01)	(0.05)	(0.01)	(0.07)
• Gain on Vineland distribution assets	(0.05)	-	-	-	-	(0.05)
• Gain on disposition associated with Vineland co-generation facility	-	(0.04)	-	-	-	(0.04)
• Starpower Impairment	-	-	-	0.04	-	0.04
• CBI Term Loan Buydown	-	0.04	-	-	-	0.04
2004 Net Income/(Loss), excluding Special Items	1.16	0.28	0.03	0.20	(0.29)	1.38
Change from 2004 Net Income/(Loss), excluding Special Items						
Regulated Operations						
• Revenue - - Delmarva Power/Atlantic City Electric Unbilled Revenue change in estimation process	(0.04)	-	-	-	-	(0.04)
- Customer Mix, Transmission, net	0.05	-	-	-	-	0.05
- Weather (estimate) 3/	0.06	-	-	-	-	0.06
- Standard Offer Service Margin	(0.04)	-	-	-	-	(0.04)
• Gain on sale of property in 2005	0.02	-	-	-	-	0.02
• Gain on sale of property in 2004	(0.02)	-	-	-	-	(0.02)
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Other, net	(0.01)	-	-	-	-	(0.01)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	0.12	-	-	-	0.12
- Full Requirements Load Service	-	(0.11)	-	-	-	(0.11)
- Other Power, Oil & Gas Marketing (including 2004 mark-to-market gain)	-	(0.03)	-	-	-	(0.03)
Pepco Energy Services						
• Margins - Primarily retail electric commodity business	-	-	0.05	-	-	0.05
- Primarily higher power plant margins	-	-	0.02	-	-	0.02
• Other, net	-	-	0.01	-	-	0.01
Other Non-Regulated						
• Gain on sale of 2004 aircraft leases	-	-	-	(0.03)	-	(0.03)
• Financing and investing, primarily related to 2004 activity	-	-	-	(0.03)	-	(0.03)
• Primarily sale of energy investment	-	-	-	0.03	-	0.03
Corporate & Other	-	-	-	-	(0.03)	(0.03)
Capital Costs	0.02	-	-	-	0.07	0.09
Dilution	(0.11)	(0.02)	(0.01)	(0.01)	0.01	(0.14)
2005 Net Income/(Loss), excluding Special Items	1.07	0.24	0.10	0.16	(0.24)	1.33
2005 Special Items 2/						
• ACE - New Jersey Base Rate Case Settlement	0.03	-	-	-	-	0.03
• Gain on sale of Buzzard Point land	0.22	-	-	-	-	0.22
• IRS Revenue Ruling 2005-53 (Mixed Service Costs)	(0.05)	-	-	-	-	(0.05)
2005 Net Income/(Loss) (GAAP) 4/	**$ 1.27**	**$ 0.24**	**$ 0.10**	**$ 0.16**	**$ (0.24)**	**$ 1.53**

Notes:
1/ 2004 average shares outstanding for year-to-date September were 173,085,156.
2/ Management believes the special items are not representative of the company's core business operations.
3/ The effect of weather in 2005 compared with the 20 year average weather is estimated to have increased earnings by $.10 per share.
4/ 2005 average shares outstanding for year-to-date September were 188,803,771.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings - Dollars in Millions	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Reported (GAAP) Net Earnings	$170.1	$ 111.0	$ 289.6	$ 252.6
Special Items:				
Accrual related to potential impact of IRS Revenue Ruling 2005-53	8.3	-	8.3	-
Conectiv Bethlehem term loan buy down	-	7.7	-	7.7
Starpower investment impairment	-	-	-	7.3
Gain on sale of Vineland co-generation facility	-	-	-	(6.6)
Gain on sale of Vineland distribution assets	-	-	-	(8.6)
Local tax benefit - retroactive change in regulations	-	-	-	(13.2)
New Jersey base rate case settlement	-	-	(5.1)	-
Gain on sale of Buzzard Point non-utility land	(40.7)	-	(40.7)	-
Net Earnings Excluding Special Items	$ 137.7	$ 118.7	$ 252.1	$ 239.2

Note: Management believes the special items are not representative of the Company's core business operation.

Pepco Holdings, Inc

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